UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 23, 2017

PATTERSON-UTI ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-22664	75-2504748
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

10713 West Sam Houston Pkwy N., Suite 800 Houston, Texas	77064
(Address of principal executive offices)	(Zip Code)

(281) 765-7100

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously reported, on December 12, 2016, Patterson-UTI Energy, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seventy Seven Energy Inc. (“SSE”) and Pyramid Merger Sub, Inc., a direct, wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into SSE, with SSE continuing as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”). On January 23, 2017, the Company filed a Registration Statement on Form S-4 (File No. 333-215655) relating to the Merger.

The Company is filing this Current Report on Form 8-K to provide certain financial information with respect to SSE and the Merger.

Included in this filing as Exhibit 99.1 are the audited consolidated financial statements of SSE for the periods described in Item 9.01(a) below, the notes related thereto and the Report of Independent Registered Public Accounting Firm, and included in this filing as Exhibit 99.2 are the unaudited condensed consolidated financial statements of SSE for the periods described in Item 9.01(a) below and the notes related thereto.

Included in this filing as Exhibit 99.3 is the unaudited pro forma condensed combined financial information described in Item 9.01(b) below.

Item 9.01	Financial Statements and Exhibits.

(a) Financial Statements

•	Audited consolidated financial statements of Seventy Seven Energy Inc. and its subsidiaries as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, and the related notes to the consolidated financial statements, attached as Exhibit 99.1 hereto.

•	Unaudited consolidated financial statements of Seventy Seven Energy Inc. and its subsidiaries comprised of the condensed consolidated balance sheets as of September 30, 2016 and December 31, 2015, the condensed consolidated statements of operations and cash flows for the two months ended September 30, 2016, the seven months ended July 31, 2016 and the nine months ended September 30, 2015 and the condensed consolidated statements of changes in equity for the two months ended September 30, 2016 and the seven months ended July 31, 2016 and the related notes to the unaudited condensed consolidated financial statements, attached as Exhibit 99.2 hereto.

(b)	Pro Forma Financial Information.

The following unaudited pro forma condensed combined financial information of the Company, giving effect to the Merger and the adjustments set forth therein, is included in Exhibit 99.3 hereto:

•	Unaudited pro forma condensed combined balance sheet as of September 30, 2016, the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2016 and the year ended December 31, 2015 and the related notes to the unaudited pro forma condensed combined financial statements.

(d) Exhibits.

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP

99.1	Historical audited consolidated financial statements of Seventy Seven Energy Inc.

99.2	Historical unaudited condensed consolidated financial statements of Seventy Seven Energy Inc.

99.3	Unaudited pro forma condensed combined financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PATTERSON-UTI ENERGY, INC.

By:	/s/ John E. Vollmer III
Name:	John E. Vollmer III
Title:	Senior Vice President – Corporate Development, Chief Financial Officer and Treasurer

January 23, 2017

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP

99.1	Historical audited consolidated financial statements of Seventy Seven Energy Inc.

99.2	Historical unaudited condensed consolidated financial statements of Seventy Seven Energy Inc.

99.3	Unaudited pro forma condensed combined financial information.

3